                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                   Under the Securities Exchange Act of 1934



                       Emmis Communications Corporation
________________________________________________________________________________
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   29152510
                       ______________________________
                                (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 18, 1999
          __________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 14 Pages)


-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

-----------------------
  CUSIP NO.    29152510
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Liberty Media Corporation
      84-1288730
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------

                           SOLE VOTING POWER
     NUMBER OF       7     2,700,000 shares
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8
                           SHARED VOTING POWER
     OWNED BY              See Item 6.
                   -----------------------------------------------------------
       EACH
                     9
    REPORTING             SOLE DISPOSITIVE POWER
                          2,700,000 shares
      PERSON       -----------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER
                          See Item 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,700,000 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 13.2%. See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                              Page 2 of 14 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                       Emmis Communications Corporation


Item 1.    Security and Issuer.

      Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Emmis Communications Corporation, an Indiana corporation (the "Issuer"). The Issuer's principal executive offices are located at One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204.

      The Issuer also has Class B Common Stock, par value $.01 per share (the "Class B Stock" and together with the Class A Common Stock, the "Common Stock"), issued and outstanding. The holders of Class A Common Stock and Class B Common Stock vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, with certain exceptions. The holders of the Class B Common Stock are entitled to ten votes per share and the holders of the Class A Common Stock are entitled to one vote per share. With respect to the election of directors, holders of Class A Common Stock voting as a separate class are entitled to elect two directors, neither of whom may be an officer or employee of the Issuer or may have a relationship which would interfere with the exercise of such director's independent judgment.

Item 2.    Identity and Background.

      The reporting person is Liberty, whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. Liberty EMMS, Inc., a Delaware corporation and wholly owned subsidiary of Liberty ("Liberty EMMS"), is the registered holder of the shares of Class A Common Stock beneficially owned by Liberty (the "Shares").

                             Pages 3 of 14 Pages

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI, (i) TCI became a wholly owned subsidiary of AT&T;
(ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group". Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

                              Page 4 of 14 Pages

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

                              Page 5 of 14 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

     The Reporting Person entered into a Stock Purchase Agreement, dated as of October 25, 1999, with the Issuer (the "Stock Purchase Agreement"), providing for the acquisition of the Shares by the Reporting Person (the "Acquisition") for a cash purchase price of $148,500,000. The Acquisition was consummated on November 18, 1999, with funds from existing cash reserves.

     Reference to the Stock Purchase Agreement set forth above in this Item 3 is qualified in its entirety by reference to the copy of the Stock Purchase Agreement, which is included as Exhibit 7(c) to this Statement and is incorporated herein by reference.

Item 4.     Purpose of Transaction.

     The Reporting Person currently holds its interest in the Issuer for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the cable television, radio, broadcast and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                              Page 6 of 14 Pages

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated in this paragraph.

Item 5.  Interest in Securities of the Issuer.

     (a) Liberty presently beneficially owns through its subsidiary, Liberty EMMS, 2,700,000 shares of Class A Common Stock. The 2,700,000 shares of Class A Common Stock beneficially owned by Liberty represent 13.2% of the 20,434,391 shares of Class A Common Stock outstanding on November 22, 1999. With respect to matters presented for a vote of the holders of Class A Common Stock and Class B Common Stock (other than for the election of directors), Liberty beneficially owns voting equity securities representing 11.8% of the voting power therefor (based on 20,434,391 shares of Class A Common Stock and 2,374,291 shares of Class B Common Stock outstanding on November 22, 1999). With respect to the election of directors, the holders of Class A Common Stock voting as a separate class are entitled to elect two directors, neither of whom may be an officer or employee of the Issuer or may have a relationship which would interfere with the exercise of such director's independent judgment.

     (b) Except as described in Item 6 below, Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) Not applicable.

     (d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

                              Page 7 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On October 25, 1999, Liberty and the Issuer entered into the Stock Purchase Agreement, pursuant to which they consummated the Acquisition on November 18, 1999 (the "Closing Date"). The Stock Purchase Agreement provides for certain post-closing covenants applicable to Liberty and the Issuer. If Liberty's ownership of the Shares causes a violation of any applicable multiple ownership or cross-ownership rules of the Federal Communications Commission, Liberty shall (i) deliver a proxy to a designee that entitles the designee to exercise the voting power of the Shares for the election of directors; or (ii) if the delivery of such proxy is insufficient to remove the violation, exchange the Shares for shares of non-voting common stock of the Issuer; or (iii) if neither the delivery of such proxy nor the exchange of such stock is sufficient to remove the violation, take such other action as is reasonably necessary and appropriate to remove the violation. Subject to certain exceptions, Liberty shall not sell or otherwise transfer the Shares for a period of 12 months commencing on the Closing Date. The Issuer has granted Liberty the right to purchase a number of shares of any new issue of common stock (or rights to acquire common stock) of the Issuer, at the lowest per share purchase price at which such securities are being offered to the purchasers thereof, sufficient to permit Liberty to maintain its percentage ownership interest in the Issuer, provided that at such time Liberty owns at least 1,400,000 Shares, as adjusted for any stock dividend, stock split or reverse stock split. The Issuer shall not, without Liberty's prior written consent, acquire an interest in, invest in or form any joint venture with any radio broadcast company that derives more than 70% of its broadcast cash flow or 50% of its revenues from urban format radio stations, provided that at such time Liberty owns at least 1,400,000 Shares, as adjusted for any stock dividend, stock split or reverse stock split. Liberty and the Issuer have also agreed to certain arrangements with respect to the possibility of a future joint venture in the radio broadcast business.

     On October 24, 1999, Liberty and Jeffrey H. Smulyan, Chairman and Chief Executive Officer of the Issuer, entered into a letter agreement (the "Letter Agreement"), pursuant to which Mr. Smulyan agreed to provide Liberty with certain tag-along rights. These rights become exercisable with respect to each transfer of Common Stock by Mr. Smulyan or certain of his affiliates after such time as Mr. Smulyan's interest (which for such purposes is deemed to include the interest of certain of his affiliates) in the Issuer would be less than 33% of such aggregate interest immediately following the Issuer's October 1999 public offering of its Class A Common Stock. In such event, Liberty will have the right to transfer a pro rata portion of its Shares in the same transaction in which Mr. Smulyan or such affiliate transfers its interest. These tag-along rights are assignable by Liberty under certain circumstances.

     On November 18, 1999, Liberty and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer granted to Liberty, among other things, demand and "piggy-back" registration rights with respect to the Shares.

     The foregoing descriptions of the Stock Purchase Agreement, the Registration Rights Agreement and the Letter Agreement are qualified in their entirety by the terms of such documents, which

                              Page 8 of 14 Pages
are included as Exhibits 7(c), 7(d) and 7(e), respectively, to this Statement and are incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit No.    Exhibit
-----------    -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Stock Purchase Agreement, between Liberty and the Issuer, dated as of October 25, 1999.

7(d) Registration Rights Agreement, between Liberty and the Issuer, dated as of November 18, 1999.

7(e) Letter Agreement, between Liberty and Jeffrey H. Smulyan, dated October 24, 1999.




                              Page 9 of 14 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1999.

                                    LIBERTY MEDIA CORPORATION


                                    By: /s/ Vivian J. Carr
                                       ---------------------------
                                       Name:    Vivian J. Carr
                                       Title:   Vice President



                              Page 10 of 14 Pages

                                  SCHEDULE 1
                              of the Schedule 13D
                          is amended in its entirety
                              to read as follows:

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name                   Principal Occupation
----                   --------------------

John C. Malone         Chairman of the Board and Director of Liberty; Director
                       of AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of
                       Liberty

Gary S. Howard         Executive Vice President, Chief Operating Officer of
                       Liberty

Daniel E. Somers       Director of Liberty; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.

John C. Petrillo       Director of Liberty; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty; Consultant to Tele-Communications,
                       Inc.

Jerome H. Kern         Director of Liberty

Paul A. Gould          Director of Liberty; Managing Director of Allen & Co.

John D. Zeglis         Director of Liberty; Director and President of AT&T Corp.

David B. Koff          Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant
                       Secretary of Liberty

Peter Zolintakis       Senior Vice President of Liberty

Vivian J. Carr         Vice President and Secretary of Liberty

Kathryn S. Douglass    Vice President and Controller of Liberty

David J.A. Flowers     Vice President and Treasurer of Liberty

                              Page 11 of 14 Pages

                                  SCHEDULE 2
                              of the Schedule 13D
                          is amended in its entirety
                              to read as follows:

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.


Name                      Title
-----                     -----
C. Michael Armstrong      Chairman of the Board, Chief Executive Officer and
                          Director

Kenneth T. Derr           Director; Chairman and Chief Executive Officer of
                          Chevron Corporation

M. Kathryn Eickhoff       Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha          Director; Retired Chairman and Chief Executive Officer
                          of Springs Industries, Inc.

George M. C. Fisher       Director; Chairman and Chief Executive Officer of
                          Eastman Kodak Company

Donald V. Fites           Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.    Director; Chairman of Pilot House Associates

Ralph S. Larsen           Director; Chairman and Chief Executive Officer of
                          Johnson & Johnson

John C. Malone            Director; Chairman of Liberty Media Corporation

Donald F. McHenry         Director; President of The IRC Group LLC

Michael I. Sovern         Director; President Emeritus and Chancellor Kent
                          Professor of Law at Columbia University

Sanford I. Weill          Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman           Director

John D. Zeglis            President and Director

Harold W. Burlingame      Executive Vice President, Merger & Joint Venture
                          Integration

                              Page 12 of 14 Pages

Name                      Title
----                      -----

James W. Cicconi          Executive Vice President-Law & Government Affairs and
                          General Counsel

Mirian M. Graddick        Executive Vice President, Human Resources

Daniel R. Hesse           Executive Vice President and President & CEO, AT&T
                          Wireless Services, Inc.

Frank Ianna               Executive Vice President and President, AT&T Network
                          Services

Michael G. Keith          Executive Vice President and President, Business
                          Services

H. Eugene Lockhart        Executive Vice President and President, AT&T Consumer
                          Services

Richard J. Martin         Executive Vice President, Public Relations and
                          Employee Communication

David C. Nagel            President, AT&T Labs & Chief Technology Officer

John C. Petrillo          Executive Vice President, Corporate Strategy and
                          Business Development

Richard R. Roscitt        Executive Vice President and President & CEO, AT&T
                          Solutions

Daniel E. Somers          Senior Executive Vice President and Chief Financial
                          Officer

                              Page 13 of 14 Pages

                                 EXHIBIT INDEX


Exhibit No.    Exhibit
-----------    -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Stock Purchase Agreement, between Liberty and the Issuer, dated as of October 25, 1999.

7(d) Registration Rights Agreement, between Liberty and the Issuer, dated as of November 18, 1999.

7(e) Letter Agreement, between Liberty and Jeffrey H. Smulyan, dated October 24, 1999.




                              Page 14 of 14 Pages